DUNDEE CORPORATION

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

**Security Class**

**Holder Account Number**

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# Form of Proxy for Class B Common Shares- Annual and Special Meeting to be held on June 20, 2007

## This Form of Proxy is solicited by and on behalf of Management.

### Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such direction is not made, this proxy will be voted FOR the matters listed in items 1, 2 and 3.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

**Proxies submitted must be received by 10:00 am, Eastern Time, on June 18, 2007.**

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## VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

**To Vote Using the Telephone**

- Call the number listed BELOW from a touch tone telephone.

**1-866-732-VOTE (8683) Toll Free**

**To Vote Using the Internet**

- Go to the following web site: www.investorvote.com

**To Receive Documents Electronically**

- You can enroll to receive future securityholder communications electronically, by visiting www.computershare.com - click "Enroll for e-delivery" under the Shareholder Services menu.

**If you vote by telephone or the Internet, DO NOT mail back this proxy.**

**Voting by mail** may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

**Voting by mail or by Internet** are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

**To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.**

**CONTROL NUMBER** **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

20AP07028.E.SEDAR/000001/000001A

## Appointment of Proxyholder

**I/We, being holder(s) of Dundee Corporation hereby appoint:** Harold P. Gordon, the Chairman of the Corporation, or failing him Ned Goodman, the President and Chief Executive Officer of the Corporation.

OR

**Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.**

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Dundee Corporation to be held at The Design Exchange, 234 Bay St., Toronto, Ontario, on Wednesday, June 20, 2007 at 10:00 a.m. (Toronto time) and at any adjournment thereof.

**VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.**

## 1. Election of Directors

Management recommends that you vote **FOR** all of the nominees listed in the Management Proxy Circular.

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| | For | Withhold |
|---|---|---|
| Vote FOR or WITHHOLD for all nominees proposed by Management. | ☐ | ☐ |

## 2. Appointment of Auditors

| | For | Withhold |
|---|---|---|
| To appoint PricewaterhouseCoopers LLP as auditor of the Corporation for the ensuing year and to authorize the directors of the Corporation to fix the remuneration of the auditor. | ☐ | ☐ |

## 3. Ordinary Resolution

| | For | Against |
|---|---|---|
| To consider and, if deemed advisable, pass an ordinary resolution (the text of which is set out in Schedule B to the accompanying Management Proxy Circular ("Circular")) to authorize the amendment of the Share Incentive Plan and Deferred Share Unit Plan of the Corporation. | ☐ | ☐ |

## 4. Special Resolution

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| | For | Against |
|---|---|---|
| To consider, and, if deemed advisable, pass a special resolution (the text of which is set out in Schedule C to the Circular) to authorize the amendment of the articles of the Corporation, which amendment subdivides the Class A Subordinate Voting Shares and Class B Common Shares of the Corporation on the basis of 3 Class A Subordinate Voting Shares for each Class A Subordinate Voting Share held and 3 Class B Common Shares for each Class B Common Share held. | ☐ | ☐ |

## Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

## Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

## Annual Financial Statements

Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.